Filed by: Diana Shipping Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Genco Shipping & Trading Limited

Commission File No. 001-33393

July 28, 2026

On July 28, 2026, Diana Shipping Inc. issued the following press release.

Corporate Contact:
Margarita Veniou
Chief Corporate Development, Governance &
Communications Officer and Board Secretary
Tel: + 30-210-9470-100
Email: mveniou@dianashippinginc.com
Website: www.dianashippinginc.com
X: @Dianaship

Investor Relations Contact:
Nicolas Bornozis / Daniela Guerrero
Capital Link, Inc.
Tel: (212) 661-7566
Email: diana@capitallink.com

Bruce Goldfarb / Chuck Garske / Lisa Patel
Okapi Partners
Tel:(212) 297-0720
info@okapipartners.com

Media Contact:
Mark Semer / Grace Cartwright
Gasthalter & Co.
Tel: (212) 257-4170
DianaShipping@gasthalter.com

DIANA SHIPPING INC. HIGHLIGHTS DECLINE IN GENCO SHIPPING & TRADING FLEET VALUES AND URGES BOARD TO ACT BEFORE FURTHER VALUE IS ERODED

VesselsValue Data Shows That Fleet Values Are Subject to Meaningful Fluctuation and Do Not Uniformly Support Genco's Claims

Genco Abandoned the Valuation Methodology It Published for More Than Five Years, Switching to Higher Sell-Side Estimates Only After Diana's Initial Acquisition Proposal Was Made

Diana Calls on the Genco Board to Act in the Best Interests of Its Shareholders Before Continued Delay Results in Further Value Erosion

Athens, Greece – July 28, 2026 – Diana Shipping Inc. (NYSE: DSX) (“Diana” or “the Company”), a global shipping company specializing in the ownership and bareboat charter-in of dry bulk vessels that is the largest shareholder of Genco Shipping & Trading Limited (NYSE: GNK) (“Genco”), today highlighted data from VesselsValue showing that Genco's fleet values have declined meaningfully since peaking in early June 2026, directly contradicting Genco's claim in its July 27 news release that vessel values are continuing to rise.

For more than five years prior to Diana's initial acquisition proposal, Genco published VesselsValue data in its own investor materials as its preferred source for fleet valuation and loan-to-value calculations. Diana's proposals were developed and priced on this same basis. Shortly after Diana launched its proposal and proxy contest, Genco abandoned VesselsValue in favor of sell-side analyst estimates that produced NAV figures approximately $2 per share higher. Genco shareholders are encouraged to review and contrast Genco's Q3 2025 and Q4 2025 earnings presentations, which included fleet valuation information from VesselsValue, with Genco's Q1 2026 earnings presentation, which suddenly sourced fleet valuation information from "two independent third-party brokers" not identified by Genco. Genco's July 27 news release again cites independent broker valuations to argue that vessel values are continuing to rise. According to VesselsValue, Genco's fleet value has declined by $50 million, or 3.4%, from a peak of $1,483 million in early June 2026 to $1,433 million as of July 28, 2026, as the dry bulk market has softened.

Summary of Fleet Value

All fleet values are based on the current fleet

The question Genco shareholders should ask is simple: if values are continuing to rise, why has Genco abandoned the valuation source it has relied on for years in exchange for one that produces a more favorable number?

The Company issued the following statement:

"Genco cannot selectively apply a valuation methodology when it suits their purpose and discard it when it does not. Diana first addressed this issue publicly as early as June 2, and nothing has changed — Genco is once again moving the goalposts on valuation to make any offer appear inadequate. Our offer of $27.34 per share remains on the table. We call on the Genco Board to stop the theater and engage with us directly and in good faith. The dry bulk market is softening, and every week the Genco Board delays engaging with Diana is a week that value erodes for shareholders. Any further material erosion of value may require us to reassess our offer."

About Diana Shipping Inc.

Diana Shipping Inc. (NYSE: DSX) is a global provider of shipping transportation services through its ownership and bareboat charter-in of dry bulk vessels. Diana’s vessels are employed primarily on short to medium-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

About Star Bulk Carriers Corp.

Star Bulk Carriers Corp. (“Star Bulk”) is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, minerals and grain, and minor bulks, which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, New York, Stamford and Singapore.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this communication and other statements made by Diana, may constitute forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding the intent, beliefs, expectations, objectives, goals, future events, performance or strategies and other statements of Diana or its management team, which are other than statements of historical facts.

These forward-looking statements relate to, among other things, Diana’s proposal to acquire Genco and the anticipated benefits of such a transaction, and Diana’s ability to finance such transaction. Forward looking statements can be identified by words such as “believe,” “will,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release and in other statements made by Diana or Star Bulk, as applicable, are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in Diana’s records, Genco’s public filings and disclosures and data available from third parties. Although Diana believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond its control, Diana cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

The forward-looking statements in this communication are based on current expectations, assumptions, and estimates, and are subject to numerous risks and uncertainties. These include, without limitation, risks relating to: (i) the possibility that the proposed transaction may not proceed; (ii) the ability to obtain regulatory or shareholder approvals, if required; (iii) the risk that Genco’s Board of Directors or management may continue to oppose the proposal or not respond to further attempted engagement by Diana; (iv) failure to realize anticipated benefits of the transaction; (v) changes in the financial or operating performance of Diana, Star Bulk or Genco; and (vi) general economic, market, and industry conditions. These and other risks are described in documents filed by Diana with, or furnished by Diana to, the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, and its other subsequent documents filed with, or furnished to, the SEC, and are described in documents filed by Genco with, or furnished by Genco to, the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2025, and its other subsequent documents filed with, or furnished to, the SEC. Diana undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law.